Schedule 2 to September 30, 2005 response letter

Item 6. SELECTED FINANCIAL DATA

The following table summarizes certain selected financial data to highlight significant trends in the Company's financial condition and results of operations for the periods indicated. The selected financial data should be read in conjunction with the Financial Statements and related notes included elsewhere in this Report.

	2004	2003	2002	2001	2000
Revenues	$62,428,000	46,719,000	34,186,000	42,408,000	39,182,000
Income from operations	$10,223,000	8,047,000	2,168,000	6,968,000	6,148,000
Net income	$7,275,000	5,702,000	1,757,000	5,413,000	5,365,000
Income per common share	$2.04	1.56	0.47	1.39	1.26
Diluted net income per common share	$1.70	1.31	0.4	1.18	1.08
Net cash provided by operations	$26,995,000	19,622,000	9,644,000	12,313,000	11,498,000
Net cash provided by (used in) investing activities	($24,621,000)	(19,734,000)	(14,410,000)	(8,007,000)	(11,108,000)
Net cash provided by (used in) financing activities	$211,000	2,117,000	6,567,000	(4,905,000)	(1,477,000)
Total assets	$69,926,000	58,255,000	44,887,000	35,816,000	35,094,000
Long-term obligations	$30,290,000	26,925,000	23,734,000	16,958,000	18,213,000
Cash dividends	None	None	None	None	None